TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68644

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tourmaline Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Washington Blvd., 10th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Conway	203-302-7305	jconway@tourmalinellc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman and Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Conway _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tourmaline Partners, LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEENA HUSSAIN
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2024

Notary Public   2/26/2024

Signature: _James Conway_

Title: _____
CFO   2/26/2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tourmaline Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Tourmaline Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Tourmaline Partners, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tourmaline Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tourmaline Partners, LLC and Subsidiaries' auditor since 2015.
Florham Park, New Jersey
February 27, 2024

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets

Cash and cash equivalents	$	7,595,391
Cash segregated in compliance with federal regulations and other restricted deposits		13,036,421
Receivables from clearing brokers, including clearing deposits of approximately $3,980,000		10,579,327
Commissions and other receivable		2,415,736
Operating lease right-of-use assets, net		2,110,131
Property and equipment, net		554,404
Other assets		790,145
Due from affiliate		265,076
Total assets	$	37,346,631

Liabilities and Equity

Liabilities

Accounts payable and accrued expenses	$	19,558,348
Operating lease liabilities		2,576,608
Total liabilities		22,134,956

Commitments and contingencies

Equity

Member's equity		16,273,292
Accumulated other comprehensive loss		(1,061,617)
Total equity		15,211,675
Total liabilities and equity	$	37,346,631

See accompanying notes to the consolidated financial statements.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Additionally, Tourmaline Partners is registered as a foreign company with the Australian Securities and Investments Commission. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from, managers of private investment funds.

Tourmaline Partners is wholly owned by Tour Topco, LLC, a limited liability company formed under the laws of the state of Delaware on January 7, 2020.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statement includes the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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2. Summary of significant accounting policies (continued)

Cash Segregated in Compliance with Federal Regulations and Other Restricted Deposits

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 (see Note 9).

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets, including right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2023.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements."

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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2. Summary of significant accounting policies (continued)

Foreign Currency Translation

Assets and liabilities denominated in non-US currencies of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing rates of exchange on the date of the consolidated statement of financial condition.

Income Taxes

Effective May 15, 2020, Tourmaline Partners became an entity disregarded for federal and state tax purposes, filing under the new name of Tour Topco, LLC as a continuation of the partnership in accordance with Internal Revenue Code ("IRC") section 708A, and analogous state tax laws.

Tour Topco, LLC is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and analogous state tax laws provide that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2023, management determined that Tourmaline Partners had no significant uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2019. Tourmaline Partners is subject to tax on income earned in Australia.

Tourmaline UK and Tourmaline Associates are subject to foreign corporate income taxes at a 19.0% tax rate.

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either an operating lease or a finance lease. The Company capitalizes operating leases on its consolidated statement of financial position through a right-of-use asset and a corresponding lease liability. ROU assets represent its right to use an underlying asset for the lease term and ROU lease liabilities represent its obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

See Note 4 for a summary of our rental commitments under operating leases as of December 31, 2023 and related disclosures.

Current Expected Credit Losses

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) dictates a credit loss methodology, Current Expected Credit Losses (CECL), which requires recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

2. Summary of significant accounting policies (continued)

acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Fair Value of Investments

ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

• Level 1 — Quoted prices in active markets for identical securities.

• Level 2 — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

• Level 3 — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a description of the valuation methodologies used for investments measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 2023 were as follows:

• Money market mutual fund — Based on quoted market prices in active markets.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

3. Property and equipment

Property and equipment, net consisted of the following at December 31, 2023:

Furniture and fixtures	$	407,875
Computer hardware		1,271,873
Computer software		424,241
Leasehold improvements		570,700
		2,674,689
Less: accumulated depreciation		(2,120,285)
	$	554,404

4. Leases

Tourmaline Partners is obligated under operating lease agreements expiring through May 2029. Tourmaline Partners, pursuant to a second amendment of its original lease, extended its lease at its location in Stamford, CT through May 2029. Tourmaline Partners obtained a new two-year lease extension for its location in Sydney, Australia branch location through October 2025. Included in other assets at December 31, 2023, are security deposits related to these lease agreements in the approximate amount of $235,000.

Tourmaline Europe was obligated under an operating lease for its London office space that expired in May 2023. Tourmaline Europe extended this lease through May 2028.

Since the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability.

At December 31, 2023, the Company recorded right-of-use assets of approximately $2,110,000 and lease liabilities of $2,577,000 as stated on the Consolidated Statement of Financial Condition.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2023 are as follows:

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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4. Leases (continued)

Year ending December 31,

2024	$	654,441
2025		601,230
2026		528,313
2027		533,487
2028		324,045
2029		120,727
Total undiscounted lease payments		2,762,243
Less: imputed interest		(185,635)
Total lease liabilities	$	2,576,608

Weighted-average remaining lease term:	
Operating leases	4.74 years
Weighted-average discount rate:	
Operating leases	7.75%

For the year ended December 31, 2023, cash paid for amounts included in the measurement of lease liabilities was approximately $360,000.

5. Net capital requirement

As a registered broker-dealer, Tourmaline Partners is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities and Exchange Act of 1934 (Rule 15c3-1). The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. At December 31, 2023, Tourmaline Partners' net capital was approximately $7,464,000, which was approximately $7,214,000 in excess of its minimum requirement of $250,000.

Tourmaline Europe is required under FCA Rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a BIPRU50k firm of $55,000. At December 31, 2023, Tourmaline Europe was in compliance with FCA capital requirements.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by various brokers but a significant amount of cash and deposits are held by one major financial institution and is therefore subject to the credit risk of this institution. The brokers the Company uses for its clearing operations are members of major securities exchanges. At December 31, 2023, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relates to cash balances on deposit and approximately $3,980,000 required by the clearing brokers to be maintained on deposit.

From time to time, the Company will maintain cash balances in financial institutions which at times may exceed insured limits based on the jurisdiction of the financial institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

At December 31, 2023, the Company held assets, primarily cash, outside of the United States as follows: UK $4,330,000; Australia $203,000; Italy $210,000. Such balances are partially covered by insurance schemes in the countries in which they are held. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

In 2023, the Company generated approximately 71% and 12% of revenue from customers based in the United States and the United Kingdom, respectively. The remaining revenue was generated from various customers located in Europe, Africa, the Asian-Pacific region, North America and the Caribbean, none of which individually exceeded 10%.

7. Legal Matters

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

> *Williams Trading, LLC and Matthew Brian Mooney v. Tourmaline Partners, LLC*
> *(FINRA Arb. Case No: 20-01655)*
> *Tourmaline Partners, LLC v. Williams Trading, LLC and Brian Mooney Et al*
> *(*Docket FST-CV23-6061612-S https://civilinquiry.jud.ct.gov [civilinquiry.jud.ct.gov])

On or about May 27, 2020, Williams Trading LLC and Matthew Brian Mooney (collectively, "Claimants") filed a FINRA arbitration claim (FINRA DR 20-01655) against Tourmaline Partners LLC ("Respondent"). Approximately fifty hearing sessions were conducted between October 12, 2021 and January 20, 2023, in Richmond Virginia. On May 22, 2023, FINRA Dispute Resolution Services denied the Claimants' claims in their entirety, and partially granted Respondent's request for costs and awarded Tourmaline $702,724. On June 5, 2023, Tourmaline filed a Motion to Confirm the Award in Superior Court of Connecticut. On June 16, 2023, Williams Trading and Mr. Mooney filed with the Superior Court of Connecticut (Case Number 20-01655) to have the award vacated in its entirety. On July 31, 2023, a hearing

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

7. **Legal Matters (continued)**

was held on both motions. On November 14, 2023, the Superior Court of Connecticut confirmed the award and denied the motion to vacate.

8. **Employee benefit plans**

Tourmaline Partners maintains a retirement plan (the "US Plan"), pursuant to Section 401(k) of the IRC, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors.

Tourmaline Europe maintains a retirement plan (the "UK Plan") pursuant to the Pensions Act 2008, for eligible participants to make voluntary contributions of their annual compensation, on a deferred basis, subject to the limitations provided by the UK Plan. Tourmaline Europe is required by applicable regulations to make a matching contribution of 5% should a participant opt into the UK Plan. At December 31, 2023, Tourmaline Europe Incurred expenses related to the UK Plan.

9. **Exemption from Rule 15c3-3**

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision (k)(2)(i) of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $13,036,000 at December 31, 2023, are not used in the normal business operations of the Company.

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. Although the U.S. government took actions to mitigate the effects of financial institution failures on the economy and strengthen public confidence in the U.S. banking system, there was no certainty that the actions taken by the U.S. government would have been effective.

As disclosed in Note 6, the Company is subject to credit risk, however, to the extent cash balances in financial institutions may exceed insured limits based on the jurisdiction of the financial institution. Although the Company did not maintain deposit accounts with Silicon Valley Bank and Signature Bank, the bank failures in March 2023 adversely impacted stock prices of various regional banks, including First Republic Bank (FRC), the bank where the Company maintained its CSA customer account balance reserves. Due to the FDIC seizure of Silicon Valley Bank, the rumors of potential for an industry wide run on the banking system, and the significant decrease in FRC's stock price, the Company approached JPMorgan Chase bank to open new accounts on March 10th. Due to the extreme stress on FRC's stock price in pre-market trading on March 13th, and JPMorgan Chase's inability to open new accounts in the required compressed timeframe, and given the credit exposure to CSA reserve account balances in excess of insured limits, management decided to take emergency action as precaution in order to safeguard these reserves and protect its customers' claims. The Company temporarily transferred $13,000,000 in CSA reserves to its clearing broker with the intent to promptly transfer the funds to a new "Special Reserve Bank Account for the Exclusive Benefit of Customers" with JPMorgan Chase bank. These CSA fund reserve balances were maintained at the clearing broker until new bank accounts went live approximately 48 hours later.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2023

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9. Exemption from Rule 15c3-3 (continued)

Whereas pursuant to the exemptive provision (k)(2)(i) of Rule 15c3-3 the Company is required to segregate soft dollar funds in a "Special Reserve Bank Account for the Exclusive Benefit of Customers," these emergency actions caused a technical violation of this provision for 48 hours while funds were temporarily maintained with the Company's clearing broker. At no time during this emergency action were these CSA funds used to fund the firm's business or unavailable to client request. The Company self-reported this technical violation to its Self-Reporting Organization (SRO) who indicated this was an industry-wide issue and had chosen to not pursue the matter further at that time. In addition to these actions, the Company has adopted a policy of maintaining redundant "Special Reserve Bank Account(s) for the Exclusive Benefit of Customers," in the event of a similar future disruption in the banking industry.

10. Soft dollar transactions

During 2023, Tourmaline Partners entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, Tourmaline Partners uses clients accumulated soft dollar funds to pay brokerage and research related expenses on their behalf. At December 31, 2023, the Company has an outstanding liability of approximately $13,039,000 included in accounts payable and accrued expenses in the consolidated statement of financial condition.

11. Fair value of investments

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2023.

	Level 1	Level 2	Level 3
Investment in money market mutual fund	$2,991,174		

There were no transfers of assets between Level 2 and Level 3 during the year ended December 31, 2023.

12. Subsequent events

The Company has evaluated events occurring after the date of the statement of financial condition through the date of issuance of these financial statements for potential recognition or disclosure in its financial statements. There were no material subsequent events that require recognition or additional disclosure except as noted below.

Subsequent to December 31, 2023, the Member effected withdrawals of approximately $2,200,000.